

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

December 13, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Ordinary shares, par value $0.001 per share of NORWEGIAN CRUISE LINE HOLDINGS LTD. under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company